MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(SEC I.D. NO. 8-43026)
(CFTC I.D. NO. 0398845)

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of MUFG Securities Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MUFG Securities Americas Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The accompanying supplemental schedule of Computation of Net Capital Under 17 CFR 240.15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 1988.

MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2024
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:		
Cash and cash equivalents	$	55,014
Cash segregated under federal and other regulations		12,000
Collateralized agreements:		
Securities borrowed		4,982,378
Securities purchased under agreements to resell, net		12,150,694
Securities received as collateral, at fair value		28,823
Deposits with clearing organizations and others		27,486
Receivables:		
Brokers, dealers and clearing organizations		119,251
Customers		14,121
Affiliates		33,421
Financial instruments owned, at fair value ($3.5 billion pledged)		15,359,897
Interest receivable		232,731
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $103.8 million)		116,152
Deferred tax assets, net		21,695
Other assets		42,482
TOTAL ASSETS	$	33,196,145
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short-term borrowings	$	925,000
Collateralized agreements:		
Securities loaned		251,769
Securities sold under agreements to repurchase, net		25,494,403
Obligation to return securities received as collateral, at fair value		28,823
Payables:		
Brokers, dealers and clearing organizations		241,653
Customers		30,531
Affiliates		56,667
Financial instruments sold, but not yet purchased, at fair value		3,732,576
Interest payable		81,610
Accrued expenses and other liabilities		181,562
Total liabilities		31,024,594
Liabilities subordinated to claims of general creditors		775,000
Commitments and contingencies (see Note 16)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value;		
10,000 shares authorized, 4,690 shares issued and outstanding	$	469,000
Additional paid-in capital		(11,474)
Retained earnings		939,025
Total stockholder's equity		1,396,551
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	33,196,145

See notes to the financial statement.

MUFG SECURITIES AMERICAS INC.

1. **ORGANIZATION AND BUSINESS ACTIVITIES**

MUFG Securities Americas Inc. ("MUSA" or the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"). MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan. As a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, and securities transactions.

MUSA is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). MUSA is registered with the Commodity Futures Trading Commission ("CFTC") as a registered independent introducing broker and is a member of the National Futures Association ("NFA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statement. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2024, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For Securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For Securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the Securities borrowed and Securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of Securities borrowed and Securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized. Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210, *Balance Sheet*, the Company offsets Securities borrowed and Securities loaned on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Securities received as collateral and Obligation to return securities received as collateral, at fair value- When the Company engages in security-for-security transactions where the Company is the lender and is permitted to sell or repledge these securities, the fair value of collateral received is reported in Securities received as collateral, at fair value, and the related obligation to return the collateral is reported in Obligation to return securities received as collateral, at fair value, on the Statement of Financial Condition. If the Company is the borrower in security-for-security transactions, the fair value of collateral received and the related obligation are not reported on the Statement of Financial Condition in accordance with FASB ASC 860, *Transfers and Servicing*.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with FASB ASC 860, *Transfers and Servicing*, and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities under reverse repurchase agreements at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of reverse repurchase agreements and repurchase agreements approximate fair value because the transactions are generally short-term in nature. Interest associated with reverse repurchase agreements and repurchase agreements is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets reverse repurchase and repurchase agreements on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2024, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include receivables for unsettled regular-way securities, securities not delivered by the Company to a purchaser by the settlement date, fees on underwriting transactions, and cash margin posted for mortgage-backed securities, interest rate contracts and credit default swap index contracts. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Receivables and Payables – Affiliates – Receivables from and Payables to affiliates represent balances arising in connection with transactions with affiliates for the provision of services including investment banking fees, sublease rental income or expense, professional services and operational support. See Note 12 for further details.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP or other security identification, on a trade date basis.

Loans traded on secondary market refers to the purchase and sale of syndicated loans on the secondary market. Traded loans are recognized on a settlement date basis. Traded loans and the mark to market on loan purchase commitments and loan sale commitments are reported in Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, under the fair value option, which allows the Company to elect to measure the financial assets and liabilities at fair value.

Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased at fair value, are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value.

The Company's derivatives, which are primarily interest rate contracts, forward foreign exchange contracts, credit contracts, and equity contracts, are reported on the Statement of Financial Condition at fair value. The Company trades agency to-be-announced securities ("TBAs"), which are forward contracts that give the purchaser/seller an obligation to receive/deliver agency mortgage-back securities in the future. The associated market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. As such, the Company reports TBAs as interest rate contracts. The Company also accounts for non-regular-way settled trades as derivatives and records them as interest rate and credit contracts based on the underlying security type. Additionally, the Company also enters into forward foreign exchange contracts to economically hedge non-U.S. dollar short-term borrowings.

Fair value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, *Fair Value Measurements and Disclosures,* are used to measure fair value.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, for example, the type of financial instrument, the liquidity of markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Furniture and equipment, software and leasehold improvements, at cost - Furniture and equipment is recorded at cost less accumulated depreciation and is depreciated over the estimated useful life of one to five years. The Company's software is recorded at cost less accumulated amortization and is amortized on a straight-line basis over the estimated useful lives of three to seven years.

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

FASB ASC 842, *Leases*, requires leases previously classified as operating leases to be recognized on the Statement of Financial Condition as a right-of-use asset and a lease liability. The right-of-use assets are included in Furniture and equipment, software and leasehold improvements on the Statement of Financial Condition and are amortized over the lease term.

Income taxes – In accordance with FASB ASC 740, *Income Taxes*, a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and their reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. See Note 13 for further details.

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued to U.S. dollar equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in non-U.S. dollar currencies are recorded in U.S. dollar equivalents using the effective spot foreign exchange rate at the date of the transaction.

Stock-Based Compensation – The Company grants Restricted Stock Units ("RSUs") settled in MUFG American Depositary Receipts ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG, to employees.

Postretirement and deferred compensation plans – The Company provides eligible employees with retirement and other postemployment benefits under a defined benefit plan sponsored by an affiliate. The Company contributes to the plan based on a predetermined formula, plan assets are not segregated between the various employer participants, and pension obligations are retained by the plan sponsor upon withdrawal of the Company. The Company also recognizes a liability for all contributions due and unpaid, which is recorded as Payable to affiliates on the Statement of Financial Condition. The Company also has a non-qualified deferred compensation plan maintained in a trust. See Note 17 for further details.

3.   **RECENT ACCOUNTING DEVELOPMENTS AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

Recent Accounting Developments

On December 14, 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. In accordance with ASU 2023-09, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. The amendments are effective for annual periods beginning after December 15, 2024. The Company does not anticipate a material impact to the notes to its financial statement.

Recently Adopted Accounting Pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which applies to all public entities, including those with a single reportable segment, and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 requires additional segment disclosures, primarily about significant segment expenses and other segment items that are regularly provided to the chief operating decision maker ("CODM") and included within the reported measure of a reportable segment's profit or loss. ASU 2023-07 did not have a material impact to the Company's financial statement. Refer to Note 11 for additional details.

MUFG SECURITIES AMERICAS INC.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2024 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 9,057	$ 25,312
Pending trades, net	—	174,824
Receivables/payables relating to investment banking	30,465	—
Receivables/payables from clearing organizations	527	37,717
Receivables/payables relating to derivative contracts	69,035	—
Other trade related receivables/payables	10,167	3,800
Total	$ 119,251	$ 241,653

5. SHORT-TERM BORROWINGS

The Company has a $1.5 billion uncommitted, unsecured borrowing facility with MUAH. The termination date of this facility is December 31, 2025, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. The short-term borrowings at December 31, 2024 consist of the following:

Maturity Date	Rate Basis	Average Rate	Principal Amount (in 000's)
March 14, 2025	SOFR + 0.40	5.45%	$ 100,000
March 14, 2025	SOFR + 0.40	5.45%	150,000
May 6, 2025	SOFR + 0.25	5.18%	100,000
June 5, 2025	SOFR + 0.25	5.18%	100,000
August 6, 2025	SOFR + 0.49	5.26%	200,000
November 7, 2025	SOFR + 0.32	5.18%	100,000
December 12, 2025	SOFR + 0.21	4.52%	175,000
			$ 925,000

The Company has an uncommitted, unsecured borrowing facility with Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD") under which it may borrow up to JPY 60 billion (USD equivalent $0.4 billion). Under the terms of the facility, the Company can choose to borrow in Japanese Yen or U.S. dollars. The termination date of this facility is March 31, 2025, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. Japanese Yen denominated borrowings include an irrevocable extension option allowing the Company to extend the maturity of an individual draw by 100 days at any time prior to its original stated maturity. At December 31, 2024, the Company had no funds drawn under this facility.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

6.   **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company has seven subordinated borrowings totaling $775 million with MUAH, at December 31, 2024, that mature on varying dates:

Maturity Date	Rate Basis	Average Rate	Principal Amount (in 000's)
February 28, 2025	SOFR +0.75	5.84%	$ 100,000
September 2, 2025	SOFR +1.61	6.70%	100,000
March 2, 2026	SOFR +1.16	6.25%	150,000
August 31, 2026	SOFR +1.36	6.45%	150,000
January 29, 2027	SOFR +0.81	5.93%	100,000
April 1, 2027	SOFR +0.81	5.90%	75,000
September 3, 2027	SOFR +0.93	5.57%	100,000
		Total	$ 775,000

The agreements covering the subordinated borrowings have been approved by FINRA, and thus, are available in computing net capital pursuant to Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity. The debt is denominated in U.S. dollars. The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

7.   FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2024, by level within the fair value hierarchy:

(in 000's)	Level 1	Level 2	Counterparty and Cash Collateral Netting	Total
Assets:				
Securities received as collateral	$ 28,823	$ —	$ —	$ 28,823
Financial instruments owned:				
U.S. Treasury securities	$ 494,850	$ 5,424,934	$ —	$ 5,919,784
Commercial paper	—	43,563	—	43,563
Corporate bonds	—	979,328	—	979,328
Convertible bonds	—	34,345	—	34,345
Asset-backed securities	—	667,476	—	667,476
Mortgage-backed securities	—	6,757,478	—	6,757,478
Equity securities	753,450	—	—	753,450
Loans traded on secondary market	—	176,496	—	176,496
Loan commitments	—	3,345	—	3,345
Derivatives:				
Interest rate contracts	—	133,790	(109,164)	24,626
Credit contracts	—	6	—	6
Total Financial instruments owned	$ 1,248,300	$ 14,220,761	$ (109,164)	$ 15,359,897
Receivables from brokers, dealers and clearing organizations	$ 43,348	$ —	$ (1,599)	$ 41,749
Liabilities:				
Obligation to return securities received as collateral	$ 28,823	$ —	$ —	$ 28,823
Financial instruments sold, but not yet purchased:				
U.S. Treasury securities	$ 396,388	$ 2,443,402	$ —	$ 2,839,790
Corporate bonds	—	857,779	—	857,779
Equity securities	8,942	—	—	8,942
Loan commitments	—	4,602	—	4,602
Derivatives:				
Interest rate contracts	—	41,486	(20,023)	21,463
Credit default swap index contracts	—	1,071	(1,071)	—
Total Financial instruments sold, but not yet purchased	$ 405,330	$ 3,348,340	$ (21,094)	$ 3,732,576
Payables to brokers, dealers and clearing organizations	$ 1,599	$ —	$ (1,599)	$ —

Note: The Company has no Level 3 financial instruments at December 31, 2024.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Securities received as collateral and *Obligation to return securities received as collateral,* are exchange-traded equity securities and are valued based on quoted prices from the exchange. To the extent these securities are actively traded, these securities are categorized in Level 1 of the fair value hierarchy.

U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

Commercial paper, asset-backed securities and *mortgage-backed securities,* are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Corporate bonds and *convertible bonds* are valued using third party market price quotations or recently executed transactions. Corporate bonds and convertible bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities and *equity futures* are actively traded financial instruments. They are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Loans traded on secondary market are loans which are originated and syndicated in the primary market but traded on the secondary market. Loans traded on secondary market are valued by third party market price quotations and categorized in Level 2 of the fair value hierarchy.

Loan commitments related to loans traded on secondary market are valued by third party market price quotations and are categorized in Level 2 of the fair value hierarchy.

Interest rate and *credit contracts* include exchange-traded futures, options and forward contracts to receive or deliver securities. Futures and options are actively traded and valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These derivatives are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Credit default swap index contracts are credit derivatives valued using third party market price quotations. They are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. The Company has no reclassifications to report at December 31, 2024.

The Company loaned or pledged financial instruments owned that can be sold or re-pledged by the secured counterparties. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned that cannot be sold or re-pledged by the secured counterparties. At December 31, 2024, the Company loaned or pledged $14.6 billion of financial instruments of which $11.1 billion cannot be sold or re-pledged by the secured counterparties.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Financial Instruments Not Measured at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2024, the carrying value of certain securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature as their maturity dates were greater than three months. These accounts are valued using a discounted cash flow technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2024, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities, such as furniture, equipment, software and leasehold improvements, tax assets and liabilities and certain estimated accruals and provisions.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

(in 000's)	Carrying Value		Level 1		Level 2		Total Estimated Fair Value
Assets:							
Cash and cash equivalents	$	55,014	$	55,014	$	—	$ 55,014
Cash segregated under federal and other regulations		12,000		12,000		—	12,000
Securities borrowed		4,982,378		—		4,984,943	4,984,943
Securities purchased under agreements to resell, net		12,150,694		—		12,157,793	12,157,793
Deposits with clearing organizations and others		27,486		—		27,486	27,486
Receivables from brokers, dealers and clearing organizations		77,502		—		77,502	77,502
Receivables from customers		14,121		—		14,121	14,121
Receivables from affiliates		33,421		—		33,421	33,421
Interest receivable		232,731		—		232,731	232,731
Other assets		36,528		—		36,528	36,528
Total	$	17,621,875	$	67,014	$	17,564,525	$ 17,631,539
Liabilities:							
Short-term borrowings	$	925,000	$	—	$	925,019	$ 925,019
Securities loaned		251,769		—		251,769	251,769
Securities sold under agreements to repurchase, net		25,494,403		—		25,493,635	25,493,635
Payables to brokers, dealers and clearing organizations		241,653		—		241,653	241,653
Payables to customers		30,531		—		30,531	30,531
Payables to affiliates		56,667		—		56,667	56,667
Interest payable		81,610		—		81,610	81,610
Accrued expenses and other liabilities		156,925		—		156,925	156,925
Liabilities subordinated to claims of general creditors		775,000		—		778,428	778,428
Total	$	28,013,558	$	—	$	28,016,237	$ 28,016,237

Note: The Company has no Level 3 assets and liabilities at December 31, 2024.

MUFG SECURITIES AMERICAS INC.

8. **DERIVATIVE INSTRUMENTS**

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include equity contracts, forward foreign exchange contracts, interest rate contracts, credit default swap index contracts and credit contracts.

Interest rate contracts consist of TBAs, non-regular-way settling trades, which provide for the delayed delivery or purchase of U.S. Treasury securities and agency mortgage-backed securities, and exchange-traded futures.

Credit contracts consist of non-regular-way settling trades, which provide for the delayed delivery or purchase of corporate bonds or money-market securities.

The Company uses derivative instruments for economic hedging, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgage-backed securities already owned. The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under FASB ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis at December 31, 2024:

(in 000's)	Fair Value			Notional		
	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Credit contracts	$ —	$ 6	$ —	$ —	$ 2,450	$ —
Interest rate contracts	—	17,570	116,220	—	4,468,703	11,114,411
Receivables from brokers, dealers and clearing organizations:						
Equity contracts	24,710	—	—	766,679	—	—
Interest rate contracts	18,638	—	—	754,703	—	—
Total derivative contracts	$ 43,348	$ 17,576	$ 116,220	$ 1,521,382	$ 4,471,153	$ 11,114,411
Cash collateral netting	—	(710)	(88,431)	—	—	—
Counterparty netting	(1,599)	(25)	(19,998)	—	—	—
Total derivative assets	$ 41,749	$ 16,841	$ 7,791	$ 1,521,382	$ 4,471,153	$ 11,114,411
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Credit default swap index contracts	$ —	$ 1,071	$ —	$ —	$ 47,000	$ —
Interest rate contracts	—	21,488	19,998	—	4,045,332	3,681,207
Payables to brokers, dealers and clearing organizations:						
Interest rate contracts	1,599	—	—	369,282	—	—
Total derivative contracts	$ 1,599	$ 22,559	$ 19,998	$ 369,282	$ 4,092,332	$ 3,681,207
Cash collateral netting	—	(1,071)	—	—	—	—
Counterparty netting	(1,599)	(25)	(19,998)	—	—	—
Total derivative liabilities	$ —	$ 21,463	$ —	$ 369,282	$ 4,092,332	$ 3,681,207

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The following table presents the fair value of derivative instruments by type of derivative contract on a gross basis, including information about the offsetting of derivative instruments and related collateral amounts at December 31, 2024:

| (in 000's) | Gross Amounts of Recognized Assets or Liabilities | | Gross Amounts Offset in the Consolidated Statement of Financial Condition (1) | | Net Amounts Presented in the Consolidated Statement of Financial Condition | | Amounts Not Offset in the Consolidated Statement of Financial Condition (2) | | | | Net Amount | |
							Financial Instruments		Other Cash Collateral Pledged			
Derivative assets:												
Credit contracts	$	6	$	—	$	6	$	—	$	—	$	6
Equity contracts		24,710		—		24,710		—		—		24,710
Interest rate contracts		152,428		(110,763)		41,665		—		—		41,665
Derivative liabilities:												
Credit default swap index contracts		1,071		(1,071)		—		—		—		—
Interest rate contracts		43,085		(21,622)		21,463		—		—		21,463

(1) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

9. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

The following table presents the costs, accumulated depreciation, amortization, and net carrying value related to furniture, equipment, software and leasehold improvements at December 31, 2024:

(in 000's)	Cost		Accumulated Depreciation & Amortization		Net Carrying Value
Furniture and equipment	$	25,269	$	(18,228)	$	7,041
Software (1)		116,205		(59,025)		57,180
Leasehold improvements		26,624		(12,766)		13,858
Right-of-use assets		51,882		(13,809)		38,073
Total	$	219,980	$	(103,828)	$	116,152

(1) In 2024, the Company adopted a change to the amortization period for software from four to five years.

The Company's right-of-use assets consist of real estate leases only, with a weighted average lease term of 11 years. The weighted average discount rate applied to the right-of-use assets and the lease liability was 3.92% and represents the Company's incremental borrowing rate.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

The following table presents accrued expenses and other liabilities at December 31, 2024:

(in 000's)	Carrying Value
Capital markets related payables	$	5,623
Employee related payables		84,286
Lease liability		48,490
Taxes payable		24,637
Other		18,526
Total	$	181,562

MUFG SECURITIES AMERICAS INC.

11. **SEGMENT REPORTING**

The Company operates as a single line of business comprised of different classes of services, generating revenue from capital markets origination transactions, private placements, collateralized financing, and securities transactions within the United States. The Company's CODM is a senior executive committee consisting of its chief executive officer, chief financial officer and head of sales and trading. The Company defines its segment based on the way the CODM regularly reviews internally reported financial information to evaluate financial performance, make operating decisions and allocate resources. Since the CODM regularly reviews entity-wide operating results, the Company has a single reportable segment comprising of the entire consolidated entity, including its functional departments.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

12. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, professional services, and clearing and operational support.

At December 31, 2024, assets and liabilities with related parties consisted of the following:

(in 000's)

Assets:		
Cash and cash equivalents	$	35,681
Receivables from brokers, dealers and clearing organizations		13,836
Receivables from affiliates		33,421
Financial instruments owned, at fair value		16,165
Interest receivable		300
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $13.8 million)		38,073
Other assets		490
Total	$	137,966

Liabilities:		
Short-term borrowings (Note 5)	$	925,000
Securities loaned		85,063
Payables to brokers, dealers and clearing organizations		33,848
Payables to affiliates		56,667
Financial instruments sold, but not yet purchased, at fair value		19,676
Interest payable		1,249
Accrued expenses and other liabilities		49,041
Liabilities subordinated to claims of general creditors (Note 6)		775,000
Total	$	1,945,544

At December 31, 2024, the Company had affiliate related balances within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance related to securities failed-to-deliver of $3.2 million and receivables from capital market activity of $10.6 million.

At December 31, 2024, the Company had affiliate related balances within Payables to broker, dealers and clearing organizations on the Statement of Financial Condition. The balance related to pending trade payables of $33.6 million and securities failed-to-receive of $0.2 million.

The Company enters into a number of credit and interest rate contracts with MUFG Securities EMEA plc. At December 31, 2024, the fair value of these contracts was a net derivative liability of $3.5 million, on the Statement of Financial Condition.

The Company receives a fee share from capital market deals underwritten by affiliates. At December 31, 2024, there was $1.4 million in Receivables from affiliates on the Statement of Financial Condition.

The Company has referral agreements with its affiliates and pays referral fees from investment banking transactions. At December 31, 2024, the associated payable was $43.8 million and was recorded as Payables to affiliates on the Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. At December 31, 2024, the associated receivables and payables were $32 million and $12.9 million, respectively, and were recorded as Receivables from affiliates and Payables to affiliates, respectively, on the Statement of Financial Condition.

The Company recognizes certain leases classified as operating leases as a right-of-use asset and a lease liability. At December 31, 2024, the recognized right-of-use asset and a lease liability for leases related to affiliates were $38.1 million and $48.1 million, respectively. They are reported as Furniture, equipment, software and leasehold improvements, at cost and Accrued expenses and other liabilities, respectively, on the Statement of Financial Condition. For further information related to the Company's lease and other commitments with affiliates, see Note 16.

13. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and has determined that no valuation allowance is required.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2024 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	19,699
Accrued interest		20
Lease liability		11,267
Prepaid pension		36
Other assets		715
Gross adjusted deferred tax assets	$	31,737
Deferred tax liabilities:		
Fixed assets	$	1,117
Right-of-use asset		8,925
Gross adjusted deferred tax liabilities	$	10,042
Net deferred tax assets	$	21,695

The Company is subject to U.S. federal income tax as well as various state income taxes, on either a company-specific or unitary or combined basis. Following the filing of amended tax returns in 2024 for the 2016-2020 tax years, the Company is open to examination for periods 2016 and forward for US federal, New York State, New York City, California, and other state jurisdictions.

14. COLLATERALIZED AGREEMENTS

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions as part of its match-book financing business as well as to facilitate customer activity, to fund the Company's long trading inventory and to cover short positions. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain transactions, the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of counterparty.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2024:

(in 000's)	Gross Amounts of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amount Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2)		Net Amount
				Financial Instruments Collateral	Other Cash Collateral	
Assets:						
Securities borrowed	$ 4,982,378	$ —	$ 4,982,378	$ (4,900,533)	$ —	$ 81,845
Securities received as collateral	28,823	—	28,823	(28,823)	—	—
Securities purchased under agreements to resell	16,463,860	(4,313,166)	12,150,694	(12,150,694)	—	—
Liabilities:						
Securities loaned	$ 251,769	$ —	$ 251,769	$ (245,400)	$ —	$ 6,369
Obligation to return securities received as collateral	28,823	—	28,823	(28,823)	—	—
Securities sold under agreements to repurchase	29,807,569	(4,313,166)	25,494,403	(25,494,403)	—	—

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement. Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell and Securities sold under agreements to repurchase do not meet the netting criteria.

The following table presents, at December 31, 2024, the gross obligations for Securities sold under agreements to repurchase, Securities loaned and Obligation to return securities received as collateral, by remaining contractual maturity and class of collateral pledged:

(in 000's)	Overnight and Continuous		2-30 Days		31-90 Days		Greater Than 90 Days		Total	
Securities sold under agreements to repurchase (gross):										
U.S. Treasury and government agencies	$	10,200,651	$	2,120,785	$	790,024	$	589,500	$	13,700,960
Mortgage-backed securities		3,449,167		3,880,193		3,290,655		—		10,620,015
Corporate bonds		854,432		—		1,117,127		132,932		2,104,491
Other debt		—		—		671,171		42,068		713,239
Equity securities		1,736,499		—		782,365		150,000		2,668,864
Total	$	16,240,749	$	6,000,978	$	6,651,342	$	914,500	$	29,807,569
Securities loaned:										
Corporate bonds	$	2,808	$	—	$	—	$	—	$	2,808
Equity securities		169,727		79,234		—		—		248,961
Total	$	172,535	$	79,234	$	—	$	—	$	251,769
Obligation to return securities received as collateral:										
Equity securities	$	28,823		—		—		—	$	28,823
Total	$	28,823		—		—		—	$	28,823

The Company also enters into forward-starting collateralized financing agreements which, in accordance with FASB ASC 860, are not recognized on the Statement of Financial Condition until the date of transfer. At December 31, 2024, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $0.9 billion and $0.6 billion, respectively.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2024, the fair value of securities received as collateral was $24.9 billion and the fair value of the portion that has been sold or repledged was $21.9 billion.

The Company also enters into security-for-security transactions. When the Company is the lender of securities and the collateral can be sold or repledged, the fair value of the collateral received is reported in Securities received as collateral on the Statement of Financial Condition. The related obligation to return the collateral is recognized in Obligation to return securities received as collateral on the Statement of Financial Condition. As a result, at December 31, 2024, the Company recognized $28.8 million of the collateral received in Securities received as collateral and the related obligation to return the collateral in Obligation to return securities received as collateral on the Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

15. RISK

Risk is an inherent part of the Company's business and activities. The Company has established a risk management framework that includes a governance structure, policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses which is critical to the Company's overall business activities. Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight of its trading activities. The Company's risk governance includes a board with independent directors, the Chief Risk Officer and independent risk management functions, as well as senior management-led committees.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and credit spreads as well as market volatility of all asset classes from the market making and trading operations. The Company manages market risk appetite and identifies, measures, monitors and reports market risk exposure.

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent, obligations. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk through an independent risk management framework.

Credit Risk – Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of a contract. Credit risk may arise from a variety of transactions including, but not limited to, reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions such as TBAs and traded loans that are non-regular-way settling trades. Even when transactions are collateralized, the Company faces the risk associated with the market value of the collateral through settlement date. The Company seeks to control risks associated with collateralized transactions by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various trading and brokerage activities, primarily with counterparties including securities brokers and dealers, banks, funds, and other institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to credit risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument that the Company monitors on a continuous basis.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Concentration Risk – The Company is subject to concentration risk by holding large positions in certain types of transactions such as reverse repurchase and repurchase agreements, securities borrowed and securities loaned trades, and forward settling securities transactions. These positions are subject to concentration risk by counterparty or by collateral issuer. Concentration risk is monitored and any counterparty concentration is offset by other factors such as credit quality of the counterparty or collateral received. Collateral concentration risk is mitigated by the nature of the securities or haircut or margin taken.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk, in some form, exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes and assessment methodologies to ensure that operational risk is identified, measured, monitored and managed.

Cybersecurity Risk – As part of the Company's information security strategy, the Company utilizes cybersecurity and data protection programs aimed to reduce the likelihood or impact of a cyberattack. The Company used the standards defined by the National Institute of Standards and Technology Cybersecurity Framework to create a control framework to mitigate information security risks.

Customer Securities Transactions – In the normal course of business, the Company's customer activities involve the execution, financing and settlement of various securities transactions as agent. The Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company mitigates the risk from customer securities transactions by executing through clearing houses or settling on a delivery versus payment basis.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

16. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York and Illinois.

In 2014, the Company entered into a sublease with MUAH to rent the primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2025	$ 4,830
2026	5,222
2027	5,223
2028	5,224
Thereafter	38,881
Total	$ 59,380

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. The first facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $250 million. The other two facilities are with clearing organizations and are required as part of the Company's membership agreements with the amounts being reset semi-annually throughout the whole of the clearing organizations' memberships. At December 31, 2024, the Company's required commitment was $437.1 million. At December 31, 2024, none of these facilities were drawn upon.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2024.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company. However, based on experience, the Company expects the risk of loss to be remote.

17. POSTRETIREMENT AND DEFERRED COMPENSATION PLANS

The Company participates in two defined benefit pension plans: a 401(k) plan and a frozen postretirement medical and life insurance plan. Both plans are sponsored by MUFG Bank, Ltd. For the 401(k) pension plan.

From 2011 to 2018, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2024, the value of the trust is $21.5 million and is included in Other assets. The Company recognized an obligation to the employees of $2.1 million in Accrued expenses and other liabilities.

In 2021, the Company's annual discretionary bonus plan was amended to provide for deferred incentive compensation awards in the form of cash. The awards generally vest one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date.

18. MANAGEMENT STOCK PLANS

Beginning in June of 2019, the Company elected to award deferred incentive compensation to certain of its employees in the form of RSUs under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted RSUs settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the RSUs, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market.

Participants are entitled to "dividend equivalent credits" on their unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the RSUs were granted.

19. REGULATORY REQUIREMENTS

As a broker-dealer and introducing broker, the Company is subject to the Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of the requirement under Rule 15c3-1 or Regulation 1.17 of CFTC. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. The Company is required to maintain net capital at the greater of $1.0 million or 2% of the aggregate debit balances arising from customer transactions pursuant to the Rule 15c3-3, plus excess margin collected on resale agreements. At December 31, 2024, the Company had net capital of $1,026.6 million, which was $1,025.2 million in excess of the $1.4 million requirement.

The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit balances or less than 120% of the minimum dollar amount required by Rule 15c3-1.

MUFG SECURITIES AMERICAS INC.

Pursuant to Rule 15c3-3, the Company may be required to deposit in a special reserve bank account cash or acceptable cash equivalents for the exclusive benefit of customers. At December 31, 2024, the Company had a customer reserve requirement of $1.6 million. At December 31, 2024, the Company had $12.0 million deposited in a special reserve bank account which was reported on the Statement of Financial Condition as Cash segregated under federal and other regulations.

20. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 through the date on which the financial statement are available to be issued. On January 31, 2025 the Company initiated early repayment on a senior short term borrowing of $100 million to MUAH.

*****

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1
DECEMBER 31, 2024
(In thousands of dollars)

NET CAPITAL		
Stockholder's equity	$	1,396,551
Deduct: Ownership equity not allowable for Net Capital		—
Subordinated liabilities		775,000
Total capital and allowable subordinated liabilities		2,171,551
NON-ALLOWABLE ASSETS:		
Receivables from Affiliates		33,421
Securities owned, not readily marketable		92,208
Cash at affiliated banks		35,681
Receivables from Brokers, dealers and clearing organizations		72,741
Furniture, equipment and leasehold improvements, net		78,079
Deferred tax assets and other assets		252,092
Total non-allowable assets		564,222
AGED FAIL-TO-DELIVER		727
COMMODITY FUTURES CONTRACTS AND SPOT COMMODITIES - PROPRIETARY CAPITAL CHARGES		
Minimum maintenance margin for futures		92,160
Foreign currency exposure		953
Total Commodity futures contracts and spot commodities - proprietary capital charge		93,113
OTHER DEDUCTIONS AND CHARGES:		
Securities borrow charges		963
Extended settlement trades		2,098
Reverse repurchase margin charges		152,162
Other		22,740
Total other deductions and charges		177,963
TOTAL DEDUCTIONS AND CHARGES		836,025
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,335,526
HAIRCUTS ON SECURITIES:		
U.S. Government obligations		103,731
Corporate obligations		90,082
Equities		113,018
Other securities		2,075
Total haircuts		308,906
NET CAPITAL	$	1,026,620
MINIMUM NET CAPITAL REQUIREMENT (Greater of $1,000 or		
2% of aggregate debit balances plus resale surplus)	$	1,450
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	1,025,170

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2024 FOCUS report filed on January 28, 2025.